                                               Registration No. 33-________

                      SECURITIES AND EXCHANGE COMMISSSION
                           Washington, D.C. 20549

                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933


                        Bangor Hydro-Electric Company
            (Exact name of registrant as specified in its charter)
     Maine                                        01-0024370
     (State or other jurisdiction of         (I.R.S. Employer
     incorporation or organization)     Identification Number)

                               33 State Street
                             Bangor, Maine 04401
                                (207) 945-5621
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           FREDERICK S. SAMP, ESQ.
                               General Counsel
                        Bangor Hydro-Electric Company
                               33 State Street
                             Bangor, Maine 04401
                                (207) 945-5621
     (Name, address, including zip code, and telephone number, including area code, of agent for service)

               Please address a copy of all communications to:

                             DAVID P. FALCK, ESQ.
                     Winthrop, Stimson, Putnam & Roberts
                            One Battery Park Plaza
                        New York, New York 10004-1490
                                (212) 858-1438


          Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Registration Statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [____]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend interest or reinvestment plans, check the following box. [____]


                       CALCULATION OF REGISTRATION FEE


     Title of Each                                                       Proposed
        Class of             Amount to         Proposed Maximum      MaximumAggregate        Amount
    Securities to be             be             Offering Price           Offering           Registration
       Registered          Registered <F1>       per Share <F2>            Price/(2)              Fee


   Common Stock               899,875              $17.0625             $15,354,118            $5,295


<F1> Includes 117,375 shares issuable upon the exercise of the Underwriters'
     option to purchase shares solely to cover over-allotments, if any.

<F2> Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Common Stock reported on the New York Stock Exchange on February 24, 1994.


          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                 SUBJECT TO COMPLETION, DATED MARCH 2, 1994

PROSPECTUS



                                782,500 Shares

                        Bangor Hydro-Electric Company

                                 Common Stock
                               ---------------

The Common Stock of Bangor Hydro-Electric Company (the "Company") is listed on the New York Stock Exchange ("NYSE") under the symbol "BGR." The last reported sale price of the Company's Common Stock on March 1, 1994 on the NYSE was $17 per share.
- ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                              Underwriting
                             Price to        Discounts and        Proceeds to
                              Public         Commissions <F1>       Company <F2>


   Per Share                  $                  $
   Total <F3>                 $                  $                     $


<F1> The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
<F2> Before deducting expenses payable by the Company estimated at $95,000, including certain legal expenses of the Underwriters.
<F3> The Underwriters have been granted an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 117,375 additional shares of Common Stock from the Company on the same terms per share solely for the purpose of covering over-allotments, if any. If all of such additional shares are purchased, the total Price to Public will be
     $        , the total Underwriting Discounts and Commissions will be $
        , and the total Proceeds to Company will be $        .  See
     "Underwriting."

                               ----------------

     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them, and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
, 1994 at the offices of Smith Barney Shearson Inc., 388 Greenwich Street, New York, New York 10013.
                               ----------------

                         Smith Barney Shearson Inc.

                    , 1994
                                      1

                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). All such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.
For  further  information,  reference  is  hereby  made  to  the  Registration
Statement.
                      _________________________________

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:
       (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1992;

      (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993 (as amended by Form 10-Q/A filed August 17, 1993), June 30, 1993 and September 30, 1993; and

     (iii) the Company's Current Reports on Form 8-K dated August 12, 1993, December 15, 1993 and March 2, 1994 (which contains the Company's 1993 audited financial statements and related information).


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Such documents, and the documents described above, are hereinafter referred to as "Incorporated Documents."

     Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Certain information contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be addressed to: Bangor Hydro-Electric Company, 33 State Street, Bangor, Maine 04401, Attention: General Counsel; telephone (207) 945-5621.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE
OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             SUMMARY INFORMATION

     The following summary information is qualified in its entirety by reference to information appearing elsewhere in this Prospectus and by the more detailed information and consolidated financial statements which are incorporated by reference herein. Except as otherwise indicated herein, all share and per share data in this Prospectus assume that the Underwriters' over-allotment option is not exercised.



                                 THE COMPANY

     The Company is a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in eastern and east coastal Maine. The Company's franchised service area covers about 4,900 square miles in and around Bangor, Maine, including the resort area of east coastal Maine, and includes the counties of Penobscot, Hancock and Washington and portions of Waldo, Piscataquis and Aroostook, Maine, having a population of approximately 195,000. In 1993, 31.2% of the Company's kilowatt-hour ("KWH") sales were to residential customers, 30.3% were to commercial customers, 37.3% were to industrial customers, and 1.2% were to other customers. The Company enjoys a diversified power supply profile, with ownership interests in hydroelectric facilities, Maine Yankee Atomic Power Company ("Maine Yankee"), which entitles the Company to purchase a share of the output at Maine Yankee's nuclear generating facility, and fossil fuel generating stations. The Company supplements this generation with substantial purchases of power from the New England Power Pool ("NEPOOL"), independent non-utility power producers using renewable resources in the Company's service area and Canadian sources.


                                 THE OFFERING

   Common Stock Offered  . . . . . .      782,500 Shares
   Common Stock Outstanding After the
   Offering (as of March 1, 1994)  .      7,027,674 Shares
   Latest 12-Month Closing Price
   Range (through March 1, 1994) . .      $24 1/8 to $16 3/4
   Closing Price on March 1, 1994  .      $17
   NYSE Symbol . . . . . . . . . . .      BGR
   Indicated Annual Dividend per          $1.32; paid quarterly
   Common Share  . . . . . . . . . .      To reduce outstanding short-term
   Use of Proceeds   . . . . . . . .      debt incurred primarily to finance
                                          construction expenditures, and for
                                          other working capital needs.  See
                                          "Use of Proceeds."
   Voting Rights   . . . . . . . . .      Holders of Common Stock currently
                                          have general voting rights of one-
                                          twelfth of one vote per share,
                                          while holders of Preferred Stock
                                          have one vote per share, except for
                                          holders of the 8.76% Preferred
                                          Stock which does not carry voting
                                          rights except as discussed herein.
                                          See "Description of Common Stock."
- --------------------------
* Management currently intends to recommend to the Board of Directors that the Company declare a regular quarterly dividend on March 21, 1994 of $.33 per share on the Company's Common Stock, payable on April 20, 1994 to shareholders of record on March 31, 1994. Holders, as of the record date, of the Common Stock offered hereby will be entitled to receive this dividen, if declared.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                   (in thousands except per share amounts)




                                                           Years Ended December 31,
                                             ---------------------------------------------------
                                                1993 <F1>            1992              1991
                                             -------------       ----------      -------------


   SELECTED INCOME STATEMENT DATA:
     Total operating revenue                 $  177,972          $  176,789      $  162,243
     Operating income                            16,799              18,516          16,445
     Net income                                   5,336              10,255           8,199
     Earnings applicable to Common Stock          3,691               8,641           6,585
     Earnings per common share               $      .63          $     1.60      $     1.33
     Dividends declared per common share           1.32                1.32            1.29
     Shares outstanding (average)                 5,862               5,393           4,947



                                                      As of December 31, 1993
                                   -----------------------------------------------------------


                                       Actual          Ratio         As Adjusted <F3>    Ratio
                                  -------------     ------------     ------------      ----------

CAPITALIZATION:
 Common Stock                      $  93,944           40.3%          $106,486           43.4%
 Redeemable preferred
  stock                               15,168            6.6             15,168            6.2
 Non-redeemable
  preferred stock                      4,734            2.0              4,734            1.9
 Long-term debt <F2>                 119,126           51.1            119,126            48.5
                                   _________        _______         __________         ________
   Total capitalization            $ 232,972          100.0%        $  245,514           100.0%
                                   =========        =======         ==========         ========
     Short-term debt . . . . .     $  36,000                        $   23,458



                                                  As of December 31, 1993
                                                  -----------------------

   SELECTED BALANCE SHEET
   DATA:
     Net utility plant . . . .                      $ 210,422

     Total assets  . . . . . .                        373,521

     Book value per common                              15.09
       share



- -----------------------------

<F1> 1993 results of operations were negatively impacted by the establishment of a $5.6 million (after taxes) reserve against investments in certain proposed hydroelectric facilities. The reserve reduced 1993 earnings per share by $.95. See "Recent Developments and Certain Investment Considerations."

<F2> Less sinking fund requirements of $1.3 million due within one year.

<F3> Adjusted to reflect the use of the proceeds from the sale of the Common
     Stock offered hereby (estimated to be $12.5 million) to repay short-term debt. See "Use of Proceeds."


               Page 5 is a map entitled "Bangor Hydro-Electric Company Service Area." Inset in the upper right hand corner of the page is a map of the State of Maine with the service area of the Company shaded. The remainder of the page is a larger map depicting the counties in and around the Company's service area. In the larger map, the service area is shaded and sites of facilities, waterways and certain municipalities are labeled.

                                 THE COMPANY

     The Company was incorporated under the laws of the State of Maine in 1924 as a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy for residential, commercial, industrial and governmental uses in eastern and east coastal Maine. The Company has two material wholly owned subsidiaries, Penobscot Hydro Co., Inc. ("PHC") and Bangor Var. Co., Inc. ("Bangor Var Co."). PHC was incorporated in 1986 to own the Company's 50% interest in a joint venture, Bangor-Pacific Hydro Associates, which redeveloped the West Enfield hydroelectric project. Bangor Var Co. was incorporated in 1990 to hold the Company's 50% interest in a partnership that owns certain facilities used in the Hydro-Quebec Phase II transmission project in which the Company is a participant.

     In 1993, 31.2% of the Company's kilowatt-hour sales were to residential customers, 30.3% were to commercial customers, 37.3% were to industrial customers, and 1.2% were to other customers. The Company enjoys a diversified power supply profile, with ownership interests in hydroelectric facilities, nuclear generation and fossil fuel generating stations. The Company supplements this generation with substantial purchases of power from NEPOOL, independent non-utility power producers using renewable resources in the Company's service area and Canadian sources.

     The Company holds a 7% ownership share in Maine Yankee, which entitles the Company to purchase an approximately equal amount of the output of that company's 880 megawatt ("MW") nuclear generating facility, an entitlement of approximately 62 MW. Other New England utilities hold the remaining ownership shares of Maine Yankee. The Maine Yankee facility, which commenced commercial operation on January 1, 1973, is the only nuclear facility in which the Company has an ownership interest. Pursuant to a power purchase contract with Maine Yankee, the Company is obligated to pay its pro rata share of Maine Yankee's operating expenses, including fuel costs and decommissioning costs. In addition, under a Capital Funds Agreement entered into by the Company and the other sponsor utilities, the Company may be required to make its pro rata share of future capital contributions to Maine Yankee if needed to finance capital expenditures.

     In 1993, 48.4% of the megawatt hours of electricity sold by the Company was purchased from NEPOOL and other utilities, 20.4% was purchased from Maine Yankee, 16.7% was generated by the Company's power stations and 14.5% was purchased from independent non-utility power producers. The Company, along with the major investor-owned utilities of New England, has been a party to NEPOOL since 1971. NEPOOL contractual arrangements provide for joint planning and operation of generating and transmission facilities in New England, and govern generating capacity reserve obligations and provisions regarding the use of major transmission lines.

     The Company is subject to the regulatory authority of the Maine Public Utilities Commission ("MPUC") as to retail rates, accounting, service standards, territory served, the issuance of securities and various other matters. The Company is also subject to the jurisdiction of the Federal Energy Regulatory Commission as to certain matters, including licensing of its hydroelectric stations and rates for wholesale purchases and sales of energy and capacity and transmission services. Maine Yankee is subject to extensive regulation by the Nuclear Regulatory Commission.

     The principal executive offices of the Company are located at 33 State Street, Bangor, Maine 04401; telephone (207) 945-5621.


                           RECENT DEVELOPMENTS AND
                      CERTAIN INVESTMENT CONSIDERATIONS

Recent Rate Case Results
- ------------------------

     On May 18, 1993, the Company filed with the MPUC a general base rate case proposing a $22.8 million, or 32.9%, increase in base revenues. Subsequently, the Company reduced its revenue request to $17.6 million. On February 17, 1994, the MPUC issued an order allowing the Company to increase its base rates by $11.1 million effective March 1, 1994. This represents a 15.9% increase in base rates; however, when recent reductions in fuel and energy costs (which are billed to customers through the Company's fuel adjustment clause) are taken into account, the base rate increase results in an average rate increase of .6% over rates that were in place a year ago. The reductions in fuel and energy costs are primarily due to a buy-out in June 1993 of an expensive purchased power contract with an independent non-utility power producer and to the substantial completion of amortization of deferred costs accrued in the period 1987-1990 under contracts with such producers. The authorized rate of return on common equity in the new rate order is 10.6%. However, the Company may not earn its authorized return on equity in 1994 since the revenue allowance in the MPUC order is based on a more optimistic view of sales growth during 1994 than is anticipated by the Company, and the decision does not include the impact of the reduction in annual revenue associated with a recently authorized industrial customer contract or the costs to be recognized in 1994 relating to the Company's early retirement program, both of which are discussed below.

Establishment of a Reserve for Certain Proposed Hydroelectric Investments
- -------------------------------------------------------------------------

     The Company established a reserve in December 1993 against amounts invested through 1993 in licensing activities for proposed additional hydroelectric facilities at two sites on the Penobscot River. The reserve amounted to $5.6 million after taxes and had an after-tax negative impact on 1993 earnings of $.95 per common share. The reserve was established primarily because of concern over the effect of capital-intensive projects such as new hydroelectric facilities on the level of the Company's electric rates and because of the Company's inability to predict the outcome of further required licensing and permitting activities. The projects in question would require a total investment of about $140 million. Expenditures for ongoing licensing activities for these proposed facilities are expected to be minimal in 1994, and will be expensed as incurred.

The Effect of Competition on Future Sales, Earnings and Dividend Policy
- -----------------------------------------------------------------------

     An important factor which will impact the Company's future profitability is the infusion of competition into the electric utility business in the United States. As utilities adjust to competition their ability to compete on price becomes increasingly important. Maine utilities, including the Company, have been experiencing increases in their costs as a result of legal obligations to purchase power from independent non-utility power producers, policies regarding utility-financed conservation and demand-side management, expenditures for low income assistance subsidies, and various other mandates. These costs have translated into higher rates to customers. Over the last six years, Maine's electric rates, on average, have increased faster than the average electric rates in New England, exclusive of Maine. Maine's rates had been substantially lower, on average, than elsewhere in New England, but with the rate of increase experienced recently, the average rate in Maine is now just below the New England average. The Company's average rates are about equal to the New England average.

     As a result of the impact of the foregoing, competition for the electric customers' business in Maine is keen. Other utilities that purchase electricity from Maine utilities have access to the competitive power supply markets, which is causing Maine's utilities to reduce prices to those customers or lose the business altogether. Although retail electric customers in Maine are generally unable to purchase directly from other electricity suppliers under current law, customers are increasingly turning to alternative methods of providing the desired end-use, or are otherwise curtailing their purchases of electric energy. In order to meet the competition for existing business, the Company is having to negotiate prices for customers that have competitive alternatives for their energy needs or that would otherwise leave the system.

     In the near term, the necessity to reduce prices to retain sales causes a shortfall in revenues needed to satisfy the Company's overall revenue requirement. In order to avoid an adverse impact on earnings, this revenue shortfall must be made up by adjusting rates to other customers, or by increasing sales, or some combination thereof. The Company believes the MPUC will allow rate adjustments to account for this impact as necessary as long as the Company has prudently managed this competitive factor, although public resistance to rate increases and the possibility of municipalization of electric service (a practice that is not widespread in Maine) are likely to act as a constraint in making these adjustments. In the longer term, the Company believes it could perform successfully in a competitive market, because despite the Company's current high cost structure the marginal cost of providing electric service is relatively low. The Company expects that, if public and regulatory policies were adjusted to permit the active pursuit of greater sales, the price that could be charged in a competitive environment, while lower than many of the Company's current rates, would recover more than the marginal cost of providing the service. The Company also believes a strategy of greater electrification would, in addition, produce desirable
                                      7
environmental quality improvement. If the Company is successful in expanding its market share with competitive rates, the increased revenue in excess of marginal cost will enhance earnings and offset the need for other rate increases. In addition, alternative regulatory methods, which are in the early stages of exploration at the MPUC, could mitigate the impact on earnings and accommodate greater pricing flexibility on the part of utilities.

     Under current regulatory policies, the Company has only limited authority to adjust its prices to meet the competition as described above. However, the Company is pressing for changes in those policies to expand its pricing flexibility. The Company has negotiated and put into effect a number of competitive energy rate arrangements, and more negotiations are under way. Two of those arrangements have provided for the sale of interruptible energy to major customers of the Company. For the largest customer, LCP Chemicals, a chemical manufacturer served largely on an interruptible basis, the Company implemented a contract whereby the price was reduced substantially. This lost revenue has been incorporated into the rates of other customers. A second contract was entered into to secure new revenues from a large pulp and paper company. This customer has historically generated its own power, and the new contract provides for the capability for the Company to sell or buy up to 20 MW of interruptible energy and provides benefits to both the customer and the Company.

     More recently, the Company has been negotiating on a case-by-case basis with customers that have demonstrated that, without rate relief, they will curtail their purchases from the Company. The MPUC has recently authorized the Company to enter into a five-year contract (terminable by the customer with two years' notice) for the supply of power to one of the Company's largest firm industrial customers at reduced rates. At the same time, the MPUC issued an accounting order that would mitigate the negative impact on earnings of a reduced base rate contribution from this customer.
Nevertheless, since these reduced rates were not considered in the Company's most recent base rate proceeding, the Company expects that the new contract will reduce the base rate contribution from that customer by about $1 million annually from historical levels and will negatively affect the earnings unless the Company can reduce its costs or increase its revenues from other sources. However, the Company believes that without the contract, its earnings would have been affected to a significantly greater degree had the customer opted for its lower cost energy alternatives. In authorizing the contract, the MPUC specifically reserved for a future proceeding any determination of the Company's prudence in entering into the arrangement.
The Company believes it can demonstrate this transaction is prudent and in the best interest of all of its customers.

     Another of the Company's largest firm industrial customers recently contacted the Company seeking rate concessions in order to maintain current levels of electric purchases. The Company cannot yet assess the likelihood of rate reductions for that customer.

     More generally, the impact of competition poses the challenge of minimizing rates to the extent possible. This includes aggressive cost-cutting in all areas, while continuing to improve the quality of service to customers. Strategies to compete might also include the acceptance of lower stockholder returns, forbearance from seeking rate increases, and reconsideration of recovery of various embedded costs. Two priorities being pursued in 1994 to cut costs and improve efficiency and effectiveness in providing service to customers are moving toward a centralized telephone customer service system and implementing bi-monthly meter reading.
Management is also pursuing other cost-containment measures including implementing an early retirement program in early 1994, reengineering business processes to provide greater efficiencies, and identifying new areas of revenue enhancement in an effort to enhance earnings.

     Some initiatives to reduce costs and increase competitiveness will have a short-term cost that must be recognized in order to achieve long-term savings. One such initiative is the early retirement program, which will produce long-term savings by reason of a reduction in the workforce, but which will cause the Company to recognize a cost in the year of implementation. In connection with the 1994 early retirement program, the Company expects to record a cost of approximately $1.5 million (before taxes) in the first quarter of 1994, which will reduce reported earnings for the quarter by about $.15 per common share after taxes. Some of this impact will be made up by reduced payroll costs for the remainder of 1994.

     The competitive factors discussed above may affect the level and consistency of common dividend payout for the Company and other electric utilities. Historically, a secure, geographically protected market and a reasonably assured ability to adjust rates to cover increases in costs has, in general, permitted electric utilities to establish a pattern of common dividend payment continuity at relatively high payout ratios, reasonably free of volatility, and with an expectation of consistent growth over time. This, in turn, has facilitated utilities' efforts to attract, at reasonable cost, the capital to invest in the plant and equipment necessary to provide utility service at prices explicitly capped by a return on investment limited by regulation. With the infusion of competition into the electric utility business, however, the continuity of dividend payments will be less certain. As electric utilities lose the ability to increase prices to cover increased costs, dividend policies will have to depend more heavily on shorter term expectations for sales and earnings. Additionally, a perception of greater investment risk in the industry may require an increase in equity ratios and higher retention of earnings. Therefore, it is likely that more competition in the electric utility industry will introduce more volatility in dividend payouts than has historically been the case. Offsetting these uncertainties, however, is the possibility of growth in electric sales and earnings which may result from greater pricing flexibility (depending upon MPUC actions) and an increased emphasis on marketing and cost-control by the Company. However, there can be no assurance that such growth in electric sales will in fact occur in amounts sufficient to offset completely the effects of competition or provide the ability to maintain consistent dividend levels.

     Although the Company faces near-term challenges as a result of having relatively high rates in an increasingly competitive market, and the factors described above will play a larger role in dividend payment considerations, the Company does not presently anticipate the need to reduce the level of the common dividend. This judgment is based on assumptions of at least a modest increase in sales, the ability of the Company to control operation and maintenance expenses and capital expenditures, and the feasibility of relatively modest rate increases in future years. While the Company believes these assumptions to be reasonable at this time, no assurance can be given that these assumptions will be accurate or that developments will not change the prospects for dividend payments. The Company expects that future growth in earnings and dividends will be derived primarily from the growth in the business necessary to serve an expanding economy, success in achieving a larger share of the energy market in a competitive environment, and management's continued commitment to improving the efficiency and effectiveness of the Company's operations.


                               USE OF PROCEEDS

     The net proceeds of the shares of Common Stock offered hereby (estimated to be $12.5 million) will be applied to reduce outstanding short-term debt incurred primarily to finance construction expenditures, and for other working capital needs. The Company's short-term debt totalled $38 million at February 11, 1994 and bore interest at that date at a weighted average annual rate of 3.6%.


                  CONSTRUCTION PROGRAM AND FUTURE FINANCING

     The Company's construction program consists primarily of extensions and improvements to its transmission and distribution facilities, capital improvements to existing generating stations and licensing and relicensing costs of hydroelectric projects. Construction expenditures amounted to $33.6 million in 1993. Construction expenditures, including allowance for funds used during construction, are expected to aggregate about $66 million for the 1994-1996 period. It is expected that the Company's net cash flow provided from operations (after deducting preferred and common stock dividends paid) will be approximately 60% of construction expenditures over this three-year period. The balance of funds required are expected to be obtained from bank borrowings (on an interim basis) and issuances of first mortgage bonds, preferred stock and additional shares of Common Stock.

      Long-term debt and preferred stock sinking fund requirements for 1994 through 1996 total approximately $4.4 million and $3 million, respectively. An additional $9.3 million is anticipated to be retired as a result of optional redemption and sinking fund payments during that period.

                    COMMON STOCK DIVIDENDS AND PRICE RANGE

     Future dividends will be dependent upon the Company's earnings, financial condition, capital requirements and other factors as the Board of Directors of the Company may deem relevant. See "Recent Developments and Certain Investment Considerations."

     The following table sets forth the high and low sales prices of the Common Stock as reported by the NYSE and dividends per share on the Common Stock for the periods indicated.


                                                             Dividends
                                                              Declared
   Fiscal Period            High               Low           Per Share
   ---------------         --------         ----------      -----------

   1992
   First Quarter           $18 1/8          $17 1/4            $ .33
   Second Quarter           18 1/4           17 1/4              .33
   Third Quarter            19 7/8           16 3/4              .33
   Fourth Quarter           20 1/4           18 1/4              .33

   1993
   First Quarter           $24 1/8          $17 7/8            $ .33
   Second Quarter           23 5/8           19 5/8              .33
   Third Quarter            23 1/8           20 7/8              .33
   Fourth Quarter           21 3/8           18 1/8              .33

   1994
   First Quarter          $19               $16 3/4               *
   (through
   March 1, 1994)



- -----------------------------
* Management currently intends to recommend to the Board of Directors that the Company declare a regular quarterly dividend on March 21, 1994 of $.33 per share on the Company's Common Stock, payable on April 20, 1994 to shareholders of record on March 31, 1994. Holders, as of the record date, of the Common Stock offered hereby will be entitled to receive this dividend, if declared.


     On March 1, 1994, the last reported sale price of the Common Stock as reported on the NYSE was $ 17 per share. The number of record holders of the Company's Common Stock was 7,504 as of February 25, 1994.

     The Company maintains a Dividend Reinvestment and Common Stock Purchase Plan ("Plan"), the terms of which are set forth in a separate prospectus.
The Plan provides holders of record of the Company's Common Stock and holders of the Company's cumulative preferred stock, $100 par value, with a convenient method of purchasing Common Stock by having their cash dividends automatically reinvested and/or by making additional cash payments. No brokerage commissions or service charges are charged to participants for purchases made under the Plan. The price per share of Common Stock purchased pursuant to the Plan will be 100% of the average of the high and low sale prices for the Company's Common Stock as reported by the NYSE on the date that dividends are paid.

                         DESCRIPTION OF COMMON STOCK

     The following description is a summary of certain provisions with respect to the Company's Common Stock contained in the Company's Certificate of Organization and By-Laws. Such summary is qualified in its entirety to the more detailed provisions of such documents, which have been incorporated by reference as exhibits to Incorporated Documents described under "Incorporation of Certain Documents By Reference."

General

     The Company's authorized capital stock consists of 7,500,000 shares of Common Stock, $5 par value, and 400,000 shares of Preferred Stock, $100 par value. At December 31, 1993, 6,225,394 shares of Common Stock were outstanding and 197,340 shares of Preferred Stock (in 4 separate series) were outstanding.

     The Common Stock has no conversion rights nor is it subject to any redemption or sinking fund provisions. The issued and outstanding Common Stock is, and the additional shares of Common Stock issued hereby will be, after issuance, fully paid and nonassessable. No Common Stock may be purchased by the Company when there is an arrearage of dividends on Preferred Stock.

Dividend Rights

     Holders of Common Stock are entitled to participate in dividends as and when declared by the Company's Board of Directors, provided that all dividends on the Company's Preferred Stock (which are fully cumulative) have been paid or provided for to the date of payment of a proposed dividend on Common Stock. Cash dividends have been declared and paid on Common Stock on a quarterly basis.

Voting Rights

     Holders of Common Stock currently have general voting rights of one-twelfth of one vote per share. Holders of Preferred Stock have general voting rights of one vote per share, except for holders of the Company's 8.76% Preferred Stock, which does not carry voting rights except as discussed below. On issues determined by general voting rights, it would be possible for votes represented by Preferred Stock to combine with votes represented by less than a majority of Common Stock to affect the rights of holders of all Common Stock.

     Neither the Common Stock nor the Preferred Stock has cumulative voting rights.

     Holders of Preferred Stock, including holders of the 8.76% Preferred Stock, voting as a single class, also have the power to elect at any annual meeting the smallest number of directors necessary to constitute a majority of the full Board of Directors in the event of a default in the payment of an amount equal to or exceeding four quarterly dividend payments or in the event of a failure to make any required sinking fund payment with respect to the Preferred Stock, in such case which is in existence at the time of such annual meeting. This special voting right expires when any such default or failure is cured.

     The Company's Certificate of Organization contains provisions stating that: (i) the Board of Directors shall be divided into three classes, as nearly equal in number as possible, each of which will serve for three years, with one class being elected each year, (ii) directors may be removed without cause only with the approval of the holders of at least 80% of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock of the Company, (iii) any vacancy on the Board of Directors shall be filled by a majority vote of the Continuing Directors, though less than a quorum, and (iv) unless recommended by a majority of Continuing Directors, the foregoing provisions may be amended only by approval of the holders of at least 80% of the votes entitled to be cast by the holders of all of the then outstanding shares of voting stock, voting together as a single class. These provisions also apply in the event of the exercise by holders of Preferred Stock of the right to elect a majority of the Board of Directors upon a default or failure to pay dividends or make sinking fund payments, as described above. If such an election occurs, the Continuing Directors shall have the right to designate which of the existing directors will be temporarily displaced by the new directors so elected.

Liquidation Rights

     Subject to the rights of senior securities, holders of Common Stock are entitled to a distribution of assets upon liquidation, according to their respective shares.

Preemptive Rights

     The Company's By-Laws provide that prior to the issuance of any stock having voting rights, the Company's Board of Directors shall determine whether such stock will be subject to preemptive rights of the holders of outstanding stock. No holders of the Company's outstanding Common Stock or Preferred Stock will be given any such preemptive rights with respect to shares of Common Stock offered hereby. Except to the extent that the Board of Directors shall determine as above provided, no preemptive rights shall apply to any of the stock of the Company.

Provisions Concerning Business Combinations

     The Company's Certificate of Organization requires that certain "Business Combinations," including mergers, consolidations, share exchanges and sales of a substantial amount of assets, between the Company and a "Related Person" be approved by the affirmative vote of the holders of at least 80% of the outstanding Voting Stock unless the transaction is approved by a majority of the "Continuing Directors" of the Company. A "Related Person" is defined as any person who is the beneficial owner of (i) 10% or more of the then outstanding shares of any class of "Voting Stock" (as hereinafter defined) of the Company or (ii) Voting Stock representing 10% or more of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock of the Company. "Continuing Directors" are defined as members of the Board as constituted prior to the time such Related Person became a Related Person with such additional persons as such members shall appoint or nominate for election by the stockholders. In addition to the voting requirements set forth above, the Certificate of Organization requires that as a result of such business combination, stockholders of every class or series of outstanding securities of the Company receive at least a certain minimum price for their shares and that certain other conditions are satisfied. The Company's "Voting Stock" consists of all outstanding shares of Capital Stock of the Company having general voting rights including preferred stock. These provisions along with the other provisions discussed above under "Voting Rights," may deter attempts to change control of the Company (by proxy contest, tender offer or otherwise) and may make more difficult a change in control of the Company that is opposed by the Company's Board of Directors.

Registrar and Transfer Agent

     Chemical Bank and Mellon Securities Trust Company are the Co-Registrars and Chemical Bank is the Transfer Agent for the Common Stock of the Company.


                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below have severally agreed to purchase an aggregate 782,500 shares of Common Stock from the Company, each Underwriter having agreed to purchase the number of shares set forth opposite its name.

                                                                  Number
Name                                                              of Shares
- ----                                                              ---------

Smith Barney Shearson Inc.  . . . . . . . . . . . . . . . . .



                                                                 ___________

     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . .    782,500
                                                                 ===========

     The Company has been advised by Smith Barney Shearson Inc. as Representative of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at a price
which represents a concession not in excess of $.    per share below the
price to the public.  The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $.    per share to certain other
dealers. The nature of the Underwriters' obligations is such that they are committed to take and pay for all the shares of Common Stock offered hereby if any are taken.

     The Company has granted an option to the Underwriters, exercisable within 30 days after the date of the Underwriting Agreement, to purchase up to a maximum of 117,375 additional shares of Common Stock at the same price per share that the Company will receive for shares being purchased by the Underwriters as described above. The Underwriters may purchase such shares only to cover over-allotments made in connection with the sale of the 782,500 shares shown in the foregoing table. If the Underwriters purchase any of the additional shares of Common Stock which are subject to the over-allotment option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by it as shown in the foregoing table bears to 117,375.

     The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933.

     The Company has agreed (with certain exceptions) not to sell any Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Representative of the Underwriters.



                                LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Frederick S. Samp, Esq., General Counsel of the Company. Certain legal matters will be passed upon for the Underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York. From time to time, Winthrop, Stimson, Putnam & Roberts provides legal services to the Company.


                                   EXPERTS

     The consolidated balance sheets and statements of capitalization as of December 31, 1993 and 1992 and the consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1993, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that Firm as experts in accounting and auditing.

               No dealer, salesperson or
          other    person    has    been
          authorized    to   give    any
          information  or  to  make  any
          representations  not contained
          in  this  Prospectus  and,  if
          given     or     made,    such
          information or representations
          must  not  be relied  upon  as
          having been  authorized by the
          Company   or    any   of   the
          Underwriters  or by  any other
          person.   This Prospectus does
          not  constitute  an  offer  to
          sell or  a solicitation  of an
          offer to buy  a security other
          than  the   shares  of  Common
          Stock offered hereby, nor does
          it constitute an offer to sell
          or a solicitation  of an offer
          to buy  any of  the securities
          offered  hereby to  any person
          in  any jurisdiction  in which
          it is unlawful to make such an
          offer or  solicitation to such
          person.  Neither the  delivery
          of  this  Prospectus  nor  any
          sale   made   hereunder  shall
          under any circumstances create
          any   implication   that   the
          information  contained  herein
          is  correct  as  of  any  date
          subsequent to the date hereof.

                __________________



                 TABLE OF CONTENTS
									                                    Page
																																													----


          Available Information                2
          Incorporation of Certain
             Documents by Reference            2
          Summary Information                  3
          Bangor Hydro-Electric Company
            Service Area                       5
          The Company                          6
          Recent Developments and Certain
            Investment Considerations          6
          Use of Proceeds                      9
          Construction Program and Future
            Financing                          9
          Common Stock Dividends and
            Price Range                       10
          Description of Common Stock         11
          Underwriting                        12
          Legal Matters                       13
          Experts                             13



                  782,500  Shares


                      Bangor
                  Hydro-Electric
                      Company

                   Common Stock


                __________________

                    PROSPECTUS

                           , 1994

                __________________


            Smith Barney Shearson Inc.

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution


     Securities and Exchange Commission filing fee .            $  5,295
     Costs of printing and engraving*  . .                        17,000
     Accounting fees and expenses* . . . . . . . . .              19,000
     Fees and expenses of underwriters' counsel . .               25,000
     Fees of Transfer Agent and Registrar . . . . . . .            2,000
     Blue sky fees and expenses* . . . . . . . . . .               6,000
     NYSE listing fee  . . . . . . . . . . . . . . .               2,739
     NASD listing fee  . . . . . . . . . . . . . . .               2,047
     Miscellaneous expenses* . . . . . . . . . . . .              15,919
          Total  . . . . . . . . . . . . . . . . . .             $95,000
                                                                 =======
- -------------------
* Estimated

Item 15.  Indemnification of Directors and Officers by the Registrant

     As permitted by the Maine Business Corporation Act, Article VII of the By-Laws of the Company requires indemnification by the Company of any person who is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding, civil or criminal, administrative or investigative, if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company or, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The indemnification applies in the case of threatened actions and in the case of actual proceedings where the person being indemnified has been successful on the merits. Expenses may be advanced by the Company prior to final disposition of a proceeding, upon certain determinations and with the understanding that the advance shall be refunded unless it is ultimately determined that the person is entitled to indemnification. The indemnification provided by the By-Laws is not exclusive of other rights of indemnification under any agreement, vote of stockholders, disinterested directors or otherwise. The Company also maintains insurance for officers and directors against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The effect of this insurance is to indemnify any officer or director of the Company against expenses, including, without limitation, attorneys' fees, judgments, fines and amounts paid in settlement, incurred by an officer or director upon a determination that such person acted in good faith. The premiums for such insurance are paid by the Company.

Item 16.  Exhibits

     The following documents are filed as part of this Registration Statement or incorporated by reference herein:

     Exhibit
       No.         Description of Exhibits
     -------       -----------------------

     1    -    Form of Underwriting Agreement.*
     4.1  -    Form of Common Stock Certificate (Filed as an exhibit to Form
               S-2, Reg. No. 33-39181 as Exhibit 4.1).
     4.2  -    Certificate of Organization of the Company, together with
               amendments thereto (Filed as an exhibit to Form S-2, Reg. No.
               33-39181 as Exhibit 3.1).

     4.3  -    Articles of Amendment increasing Company's authorized capital stock (Filed as an exhibit to Form S-3, Reg. No. 33-62500 as
               Exhibit 4.3).
     4.4  -    By-Laws of the Company (Filed as an exhibit to Form S-3, Reg.
               No. 33-62500 as Exhibit 4.4).
     5    -    Opinion of Frederick S. Samp, Esq., as to securities being registered.*
     23.1 -    Consent of Frederick S. Samp, Esq. (Contained in Exhibit 5).*
     23.2 -    Consent of Coopers & Lybrand, Independent Accountants.*
     24.1 -    Power of Attorney (See signature page to this Registration
               Statement).

     ------------------------------
     *  Filed herewith


Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) of 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (3) For purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bangor, State of Maine on the 2nd day of March, 1994.

                                   BANGOR HYDRO-ELECTRIC COMPANY


                                   By: /s/ Robert S. Briggs
                                      -------------------------------
                                           Robert S. Briggs
                                           Chairman, President and
                                           Chief Executive Officer


                              POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert S. Briggs, Robert C. Weiser and David
R. Black and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment thereto has been signed below by the following persons in the capacities and on the dates indicated.


          Signature                        Title                    Date
          ---------                        -----                    ----
 /s/ Robert S. Briggs          Chairman, President and Chief   March 2, 1994
 ---------------------------   Executive Officer
       Robert S. Briggs        (Principal Executive Officer)

 /s/ John P. O'Sullivan        Vice President - Rinance and    March 2, 1994
 ---------------------------   Administration
      John P. O'Sullivan       (Principal Financial Officer)

 /s/ David R. Black            Controller                      March 2, 1994
 ---------------------------   (Principal Accounting
        David R. Black         Officer)
 /s/ William C. Bullock, Jr.   Director                        March 2, 1994
 ---------------------------
   William C. Bullock, Jr.


 ---------------------------   Director                        March 2, 1994
   Jane Bush

 /s/ David M. Carlisle         Director                        March 2, 1994
 ---------------------------
      David M. Carlisle

 /s/ Alton E. Cianchette       Director                        March 2, 1994
 ---------------------------
     Alton E. Cianchette

 /s/ Helen S. Dudman           Director                        March 2, 1994
 ---------------------------
       Helen S. Dudman

 /s/ G. Clifton Eames          Director                        March 2, 1994
 ---------------------------
       G. Clifton Eames

 /s/ Robert H. Foster          Director                        March 2, 1994
 ---------------------------
       Robert H. Foster

 /s/ Carroll R. Lee            Director                        March 2, 1994
 ---------------------------
        Carroll R. Lee